Exhibit 99.2

Press Release

Sanofi launches first-in-pharma Diversity, Equity & Inclusion Board

Paris, April 4, 2022. Sanofi launches today its Diversity, Equity & Inclusion (DE&I) Board, the first-of-its-kind in the pharmaceutical industry to feature outside advisors. Sanofi’s DE&I Board will include three of the most influential voices in the DE&I space as Board members appointed for 3 years: organizational psychologist & best-selling author John Amaechi, award-winning social entrepreneur Caroline Casey, and DE&I pioneer and renowned thought-leader Dr. Rohini Anand.

Sanofi’s DE&I strategy was revamped in June 2021 with set objectives toward 2025, built around three key pillars: building representative leadership, creating a work environment where employees can bring their whole selves and engaging with the company’s diverse communities. The DE&I Board’s role is to ensure Sanofi’s DE&I strategy is rightly executed, to monitor progress on the company’s 2025 targets and to advise on how to accelerate the company’s impact in this space.

Together with the DE&I Board, Sanofi is launching a global Employee Resource Group (ERG) framework and five global focused ERGs: Gender+, Generations+, Pride+, Ability+ and Culture and Origins+, which will allow already existing local ERGs to scale and grow. ERGs are voluntary, employee-led groups that help create a diverse and inclusive workplace. Critical in supporting their members’ professional and personal growth and in cultivating a sense of belonging, they ensure the company reflects, values and listens to its diverse employees’ communities.

Paul Hudson

CEO of Sanofi

“We’re committed to driving diversity, equity and inclusion in Sanofi and beyond. These new initiatives will help us bring the outside in, so we can hear, listen and learn faster, and grow stronger as we continue our DE&I journey.”

The DE&I Board is composed of eleven members, including seven members from Sanofi’s leadership - Paul Hudson, Chief Executive Officer, Natalie Bickford, Chief People Officer, Olivier Charmeil, Head of General Medicines, Roy Papatheodorou, General Counsel & Head of Legal, Ethics & Business Integrity, John Reed, Head of Research & Development, Thomas Triomphe, Head of Vaccines, and Raj Verma, Chief Diversity, Culture & Experience Officer. Raj Verma will chair the DE&I Board. One member will be one of the company’s five global Employee Resource Group Leads, with rotation among all global ERG Leads on an annual basis. The DE&I Board will meet 3 times per year and progress on the 2025 targets will continue to be communicated on a quarterly basis.

John Amaechi

“I am always excited to support organizations looking to ensure that whether for colleagues, stakeholders or consumers—they stand for fairness, equity and the preservation of human dignity. I am a scientist first and bring an understanding of what can work to performance through improving inclusion and equity in the context of a large, complex multinational company with a strong history and tradition. It’s clear there are many strong advocates within the company, and I am delighted to add my insights and expertise to those already present within Sanofi.”

Dr. Rohini Anand

“I am thrilled to join Sanofi’s DE&I Board as it affords me an opportunity to influence the critical need to address health care disparities globally. With my experience in leading global DE&I transformations I am motivated to support Sanofi as it seeks to foster an equitable and inclusive culture that enables breakthrough innovations because it is the desired destination for diverse talent. I am impressed by the authenticity and humility with which the leadership approaches DE&I and its willingness and openness to learn from external thought leaders.”

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Caroline Casey

“It’s a real honour to be joining the Sanofi DE&I Board which will support the strategic evolution of Business Inclusion focusing on the complex intersectional nature of diversity, equity, and inclusion. As a supporter of removing the decisive siloed approach which has and continues to create exclusion and mistrust, I am proud to bring the voice of disability business inclusion front and centre of Sanofi’s strategy both as a person with lived experience and as the founder of The Valuable 500.”

Sanofi’s DE&I Board external members

John Amaechi is an organizational psychologist, best-selling author, Chartered Scientist (CSci), elected Fellow of the Royal Society for Public Health, Research Fellow at the University of East London, and Founder of APS Intelligence. A former NBA sportsman, John Amaechi serves as a mentor to many, a teacher to some, and always uses his deep psychological insight combined with real life experience to provide a touchstone for people and companies who want to thrive, achieve and align their beliefs, values and ethics.

Dr. Rohini Anand, is a strategic business leader, Board member and author. With expertise that spans executive leadership, human capital, global corporate responsibility, wellness and diversity equity and inclusion, Rohini brings a unique perspective on the critical alignment of the business culture and the triple bottom line (People, Planet, Profit) to drive exceptional performance. Most recently Rohini was Senior Vice-President Corporate Responsibility and Global Chief Diversity Officer for Sodexo.

Caroline Casey is a businesswoman and activist, founder of The Valuable 500, the world’s largest CEO collective and business move for disability inclusion. Recently appointed President of the International Agency for the Prevention of Blindness (IAPB), Caroline also sits on several Diversity and Inclusion Boards to include L’Oréal and Sky.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | + 1 215 432 0234 | evan.berland@sanofi.com

Kate Conway | +1 617 685 5326 | kate.conway@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

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